GOLDCORP REPORTS 2018 RESERVE AND RESOURCE ESTIMATES AND PROVIDES EXPLORATION UPDATE

Vancouver, October 24, 2018 - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") is pleased to provide an update to the Company's Mineral Reserve and Mineral Resource estimates as of June 30, 2018. Goldcorp is also providing an update on its 2018 exploration program with representative drill results provided below; website links to further information, including full drill results, drill coordinates, quality assurance and quality control information and relevant diagrams, are provided at the end of each section.

Highlights:

- **Proven and Probable Gold Mineral Reserves are 52.8 Million Ounces.** Goldcorp mineral reserves increased at Musselwhite with the higher-grade extension of PQ Deeps and the addition of the WEL zone and at Cerro Negro, with an inaugural mineral reserve estimate at the Silica Cap deposit. Overall mineral reserves additions at Goldcorp-operated sites essentially replaced depletion over the 12-month period.

- **Musselwhite and Cerro Negro continue to deliver exploration success.** At Musselwhite, Lynx North drill intercept highlights included 10.3 m at 6.68 g/t gold (18-LNX-032) and 9.4 m at 6.06 g/t gold (18-LNX-031) and extended the strike length of the known Lynx North orebody 500 m to the north. Surface drilling from the north shore intersected PQ Deeps 1.2 km down plunge of the 2018 mineral reserves, returning intercepts of 9.2 m at 10.92 g/t gold (18-NSD-005) and 9.8 m at 5.05 g/t gold (18-NSD-004). At Cerro Negro the newly discovered Ricarda vein returned drill intersections of 9.25 m at 5.28 g/t gold and 3.9 m at 11.53 g/t gold (SDD-18015).

- **Goldcorp's 20/20/20 plan continues on track to deliver 20% reserve growth by 2021.** Goldcorp has increased reserve ounces by 2.8 million since beginning the 20/20/20 plan in 2017 and remains positioned to deliver 20% reserve growth by 2021.

Goldcorp's proven and probable gold mineral reserves as of June 30, 2018 totaled 52.8 million ounces, compared to 53.5 million ounces as of June 30, 2017 as exploration success at our operated mines essentially replaced mineral reserves depletion from production. A small net loss in mineral reserves, from depletion, was experienced at our non-operated mines, including Pueblo Viejo ("PV").



Measured and Indicated gold mineral resources decreased from 37.1 million ounces to 35.2 million ounces, primarily due to the impact of the successful conversion of indicated mineral resources into proven and probable mineral reserves at Musselwhite, Cerro Negro, Peñasquito and Porcupine. Inferred gold mineral resources decreased to 17.5 million ounces from 20.0 million ounces.

Mineral reserve estimates were based on a gold price of $1,200 per ounce while mineral resources were estimated using a gold price of $1,400 per ounce. Gold price assumptions were unchanged from last year's estimates. Complete mineral reserve and mineral resource information, including tonnes and grades for all metals and details of the assumptions used in the calculations, can be found in the table and associated notes below or on the Company website here.

Goldcorp's mineral reserve growth as part of the 20/20/20 plan remains on track. Goldcorp expects contributions to our 20% reserve growth across our portfolio of underexplored land packages. **Porcupine** has over 8.4 million ounces in measured and indicated mineral resources and 3.7 million ounces of inferred mineral resources. A portion of resources are supported by the current mining and processing fleet. The **Century Gold Project** envisages a significantly larger-scale mining complex, which could afford us the opportunity for further conversion of this substantial gold resource into reserve. At **Coffee**, an additional 400 thousand ounces of indicated resources and 600 thousand ounces of inferred resources are hosted within $1,200 pit shells derived from the inclusion of that material at the Supremo deposit, as well as eight satellite deposits. An 80,000 metre infill drilling program in 2019 is expected to convert a portion to reserves and is being incorporated into future mine designs. In addition, generative work has identified a large portfolio of early stage targets which remain untested and offer the potential for future resource and reserve growth. At **Pueblo Viejo,** a pre-feasibility study is expected by 2020, that has the potential to convert approximately 7 million ounces of measured and indicated mineral resources to proven and probable mineral reserves (100 percent basis). **Norte Abierto** is expected to complete a pre-feasibility study on the combined Cerro Casale and Caspiche deposits, with a goal of converting a portion of the 26 million ounces of measured and indicated mineral resources and 8 million ounces of inferred mineral resources (100 percent basis), by 2021.

20% Reserve Growth Target[1]



[1] Refer to the reserves and resources statement on Goldcorp's website at www.goldcorp.com for more details on 2016, 2017 and 2018 mineral reserve and mineral resource estimates

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Musselwhite

Proven and probable gold mineral reserves as of June 30, 2018 totaled 2.3 million ounces, compared to 1.9 million ounces as of June 30, 2017. Drilling and resource conversion within the PQ Deeps, Redwings, WEL, Esker/Lynx and SZ2 zones resulted in the addition of 0.7 million ounces of mineral reserves, offset partly by depletion. At PQ Deeps C-Block mineralization has expanded and mineral reserves achieved approximately 70 thousand ounces of gold per 50 metres compared to 25 thousand ounces currently being mined.


Long Section Looking Mine Grid West
Upper Lynx
Lynx
Lynx North
C-Block
Lynx North Results Q3
Long Section Looking Mine Grid West
5.35 g/t Au over 6.6 m
6.44 g/t Au over 7.9 m
6.68 g/t Au over 10.3 m
6.06 g/t Au over 9.4 m
9.24 g/t Au over 6.8 m
Plunge line of PQ limb fold nose
0 200
Metres
North Shore Results Q3
10.92 g/t Au over 9.2 m
5.05 g/t Au over 9.8 m
1.48 g/t Au over 13.1 m
1.2 kilometres
0 500
Metres
GOLDCORP
MUSSELWHITE MINE
PQ Limb Long Section
DDH Intercepts (g x m)*
0 - 15
15 - 25
25 - 35
35 - 45
44 - 55
> 55
N

Figure 1: *Musselwhite Northern Iron Formation Long Section ([Link to figure](#))*

Mine exploration at Musselwhite returned positive results from the Lynx North area located up-dip on the Northern Iron Formation above the C Block zone in PQ Deeps. These results extend the strike length of the known Lynx North orebody 500 m to the north of the updated 2018 mineral reserves, and the combined dip extent of Lynx North and C Block within the Northern Iron Formation on the south limb of the Musselwhite synform now extends over 350 m sub-vertically.

Surface drilling from the north shore of Opapamiskin Lake has recently intersected PQ Deeps chert-garnet-grunerite Northern Iron Formation 1.2 km along strike and down plunge of the updated 2018 PQ Deeps mineral reserves, and a selection of drill intercepts are summarized in Table 1 of the appendix.

Musselwhite – Q3-2018 Drilling Results; Coordinates

Cerro Negro

Proven and probable gold mineral reserves as of June 30, 2018 totaled 5.0 million ounces, compared to 4.9 million ounces as of June 30, 2017. Mineral reserve additions of 0.7 million ounces and the increase in mineral resources of 0.7 million ounces were mainly from the Silica Cap deposit, which consist of two main veins (Silica Cap and Gato Salvaje) as well as ancillary hangingwall and footwall veins.

Detailed planning work is underway on the integration of the Silica Cap deposit with the existing Bajo Negro deposit.   These deposits make up the Eastern District mining complex upon which initial development is expected in 2019. A concept study, based on the Marianas District and new Eastern District, to define optimization options for the mine is expected to be completed in the fourth quarter of 2018. This work will incorporate trade-off studies on potential mine and mill expansion and grade optimization scenarios.



Figure 2: *Cerro Negro Third Quarter Drilling Highlights (Link to figure)*

Exploration has now shifted back to testing early stage targets and six targets have been drill tested thus far, with the objective that at least ten will be tested by the end of 2018. Encouraging results have been received from the Ricarda vein which is interpreted to be a fault offset of the Mariana Norte Este-B. A selection of drill intercepts are summarized in Table 2 of the appendix, with comprehensive assays provided at the link below. Surface work will continue over identified targets in the southern area of the land package to prepare them for drilling in 2019.

Cerro Negro – Q3-2018 Drilling Results; Coordinates

Peñasquito

Proven and probable gold mineral reserves as of June 30, 2018 totaled 9.1 million ounces, compared to 9.0 million ounces as of June 30, 2017. Production depletion of 0.6 million ounces was entirely offset by mineral resource conversion and mine design changes.

Exploration at Peñasquito is now focused on the evaluation of a portfolio of 23 early stage targets which were highlighted through generative work in 2017 and which the Company expects will drive the future success of the district.

At the Santa Rosa target, 12 diamond drill holes were completed to date. A selection of drill intercepts are summarized in Table 3 of the appendix, with comprehensive assays provided at the link below. The data is currently being modelled to complete a desktop financial study to determine the next stage of exploration.

In the second quarter of 2018, a 6,400 m diamond drill program was commenced at Santa Cruz to test for extensions of the Noche Buena deposit and more distal, geochemical anomalies that were identified during surface work in 2017. The first hole was drilled approximately 100 m to the west of the Noche Buena deposit, evaluating for the possible, previously untested, extension of mineralization. Results from this hole (SC-01-18) include 76 m @ 2.28 g/t gold from 534.0 m and 132 m @ 1.36 g/t gold from 590.0 m.

Peñasquito – Q3-2018 Drilling Results; Coordinates

Porcupine

Proven and probable gold mineral reserves as of June 30, 2018 totaled 8.1 million ounces, compared to 8.1 million ounces as of June 30, 2017.

Porcupine has over 8.4 million ounces in measured and indicated mineral resources and 3.7 million ounces of inferred mineral resources. A portion of resources are supported by the current mining and processing fleet. As the Company optimizes the Century Gold Project, there remains opportunity through additional study work to convert ounces to reserves based on the reduced milling and mining costs associated with the significantly larger-scale mining complex, and larger mining fleet envisioned.

Exploration at Porcupine comprised of continued underground drilling at Hoyle Deeps mine, expansionary drilling of near mine targets at Borden and regional generative programs at both Porcupine and Borden. A selection of drill intercepts are summarized in Table 4 of the appendix, with comprehensive assays provided at the link below. At the Borden project, first ore from the bulk sample area was delivered to Timmins for analysis.

Porcupine – Q3-2018 Drilling Results; Coordinates

Red Lake

Proven and probable gold mineral reserves as of June 30, 2018 totaled 2.1 million ounces, compared to 2.2 million ounces as of June 30, 2017. Production depletion was offset by resource conversion at Cochenour and at Red Lake.

As expected, the mineral reserve estimate at Cochenour more than doubled from 0.15 million ounces in 2017 to 0.33 million ounces in 2018. The ounces have primarily been converted within the UMZ and BIF zones. At HG Young, exploration continued to focus on infill and expansion of the main plunge of the HG Young mineral system between 9 Level and 21 Level, with emphasis on understanding the structural controls to improve modelling and predictive exploration targeting.

Generative regional exploration programs throughout the Company's Red Lake greenstone belt landholdings were ongoing during the third quarter of 2018, identifying a number of new areas containing broad deformation zones, ankerite alteration, silicification and veining. Overburden stripping, mapping and channel sampling at selected areas will proceed until onset of winter, followed by data compilation and interpretation to define follow-up programs for the 2019 field season. A selection of drill intercepts are summarized in Table 5 of the appendix, with comprehensive assays provided at the link below.

Red Lake – Q3-2018 Drilling Results; Coordinates

Éléonore

Proven and probable gold mineral reserves as of June 30, 2018 totaled 3.3 million ounces, compared to 3.8 million ounces as of June 30, 2017. Production depletion accounted for a decrease of 0.3 million ounces, while the balance of the adjustments to the geologic models was part of a continued effort to ensure only profitable ounces were included in the reserve model.

Resources were negatively impacted as the geologic modelling methodology that has been applied to the mineral reserves has been applied to mineral resources, in addition to economic stope optimization.

Exploration continued to delineate and expand the Main Ore Shoot and South Ore Shoot depth extensions. The Éléonore mineralized horizon remains open down dip where it has been drill tested

200m below the current mineral reserves to date and exploration is ongoing to test for extensions and structural repetitions.

Coffee

Proven and probable gold mineral reserves as of June 30, 2018 totaled 1.7 million ounces, compared to 2.2 million ounces as of June 30, 2017. Overall the results of the infill drilling to date are broadly consistent with the previous geologic model. The decrease was a result of the application of Goldcorp standards for drill spacing, geological modelling and criteria to categorize reserves. An additional 400 thousand ounces of indicated resources and 600 thousand ounces of inferred resources are hosted within $1,200 pit shells derived from the inclusion of that material at the Supremo deposit, as well as eight satellite deposits. An 80,000 metre infill drilling program in 2019 is expected to convert a portion to reserves and is being incorporated into future mine designs. In addition, generative work has identified a large portfolio of early stage targets which remain untested and offer the potential for future resource and reserve growth.

Exploration programs ranged from generative to mineral resource definition across the property with a continued focus on defining and systematically testing shallow oxide gold mineralization targets. Approximately 9,800 soil samples were also collected across the property, and although most assays are pending, results received to date, when integrated with new ground VLF-EM geophysical survey data, have highlighted new potential targets for future exploration, particularly at Coffee West.

Norte Abierto (Cerro Casale & Caspiche Deposits)

Proven and probable gold mineral reserves as of June 30, 2018 remain unchanged from 2017 and total 11.6 million ounces of gold mineral reserves, 13.3 million ounces of measured and indicated gold mineral resources and 3.9 million ounces of inferred gold mineral resources.

Norte Abierto is expected to complete a pre-feasibility study on the combined deposits in 2020, which is expected to convert a portion of the existing resources and be a key contributor to Goldcorp's 20/20/20 plan.

NuevaUnión

Proven and probable gold mineral reserves as of June 30, 2018 remain unchanged from 2017 and total 4.5 million ounces of gold mineral reserves, 0.7 million ounces of measured and indicated gold mineral resources and 3.3 million ounces of inferred gold mineral resources.

Pueblo Viejo

In 2017, Barrick completed an initial scoping-level study for a plant expansion at the Pueblo Viejo mine that would increase throughput by 50 percent to 12 million tonnes per year, allowing the mine to maintain average annual production of 800,000 ounces after 2022 (100 percent basis).

The project involves the addition of a pre-oxidation heap leach pad with a capacity of 8 million tonnes per year, a new mill and flotation concentrator with a capacity of 4 million tonnes per year, and additional tailings capacity. Higher-grade ore would be processed through the mill before moving through the flotation and autoclave circuits. Lower-grade ore would be treated on the pre-oxidation pad before moving through the mill and autoclave circuits.

This project has the potential to convert approximately 7 million ounces of measured and indicated mineral resources to proven and probable mineral reserves (100 percent basis). Prefeasibility level studies have now been initiated, along with the construction of on-site proof of concept facilities for pre-oxidation and flotation, and are expected to be completed by 2020.

Goldcorp Mineral Reserves

As of June 30th, 2018

	Ownership	PROVEN			PROBABLE			PROVEN & PROBABLE			As of 06-30-2017
Gold		Tonnage mt	Grade g/t	Contained m oz	Tonnage mt	Grade g/t	Contained m oz	Tonnage mt	Grade g/t	Contained m oz	Contained m oz
Alumbrera	37.5%	29.63	0.40	0.38	1.31	0.38	0.02	30.94	0.39	0.39	0.21
Cerro Casale	50.0%	114.85	0.65	2.39	483.95	0.59	9.23	598.80	0.60	11.62	11.62
Cerro Negro	100.0%	3.68	8.11	0.96	14.15	8.92	4.06	17.83	8.75	5.02	4.86
Coffee	100.0%	11.68	1.47	0.55	25.23	1.37	1.11	36.91	1.40	1.67	2.16
Éléonore	100.0%	3.65	5.97	0.70	14.14	5.61	2.55	17.78	5.69	3.25	3.80
Musselwhite	100.0%	3.59	6.57	0.76	7.31	6.46	1.52	10.91	6.49	2.28	1.85
NuevaUnión	50.0%	166.80	0.55	2.96	121.58	0.38	1.50	288.37	0.48	4.46	4.46
Peñasquito	100.0%	376.43	0.58	6.97	143.99	0.46	2.15	520.41	0.55	9.12	8.95
Porcupine	100.0%	13.42	1.64	0.71	216.71	1.07	7.42	230.13	1.10	8.13	8.05
Pueblo Viejo	40.0%	41.42	2.67	3.56	12.81	3.06	1.26	54.24	2.76	4.82	5.39
Red Lake	100.0%	1.53	10.24	0.50	7.66	6.30	1.55	9.19	6.95	2.05	2.17
Totals		**766.67**	**0.83**	**20.44**	**1,048.85**	**0.96**	**32.37**	**1,815.52**	**0.90**	**52.81**	**53.51**
Silver		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz	m oz
Cerro Casale	50.0%	114.85	1.91	7.04	483.95	1.43	22.30	598.80	1.52	29.34	29.34
Cerro Negro	100.0%	3.68	63.43	7.51	14.15	60.88	27.69	17.83	61.40	35.20	35.69
Peñasquito	100.0%	376.43	34.56	418.32	143.99	23.60	109.26	520.41	31.53	527.58	545.56
Pueblo Viejo	40.0%	41.42	17.97	23.94	12.81	15.55	6.41	54.24	17.40	30.35	31.87
Totals		**536.39**	**26.49**	**456.81**	**654.90**	**7.87**	**165.66**	**1,191.28**	**16.25**	**622.48**	**642.47**
Copper		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	m lbs
Alumbrera	37.5%	29.63	0.38	245.04	1.31	0.29	8.27	30.94	0.37	253.31	84.42
Cerro Casale	50.0%	114.85	0.19	480.87	483.95	0.23	2,408.87	598.80	0.22	2,889.73	2,889.73
NuevaUnión	50.0%	442.92	0.43	4,212.42	571.49	0.38	4,755.93	1,014.41	0.40	8,968.35	8,338.67
Pueblo Viejo	40.0%	41.42	0.10	88.18	12.81	0.10	28.31	54.24	0.10	116.49	120.08
Totals		**628.82**	**0.36**	**5,026.51**	**1,069.57**	**0.31**	**7,201.37**	**1,698.38**	**0.33**	**12,227.88**	**11,432.90**
Lead		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	m lbs
Peñasquito	100.0%	372.77	0.34	2,803.62	143.55	0.26	809.58	516.32	0.32	3,613.20	3,560.00
Totals		**372.77**	**0.34**	**2,803.62**	**143.55**	**0.26**	**809.58**	**516.32**	**0.32**	**3,613.20**	**3,560.00**
Zinc		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	m lbs
Peñasquito	100.0%	372.77	0.77	6,314.23	143.55	0.53	1,680.30	516.32	0.70	7,994.53	7,710.38
Totals		**372.77**	**0.77**	**6,314.23**	**143.55**	**0.53**	**1,680.30**	**516.32**	**0.70**	**7,994.53**	**7,710.38**
Molybdenum		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	m lbs
NuevaUnión	50.0%	276.12	0.014	86.10	449.92	0.017	171.87	726.03	0.016	257.98	238.90
Totals		**276.12**	**0.014**	**86.10**	**449.92**	**0.017**	**171.87**	**726.03**	**0.016**	**257.98**	**238.90**

Note: Totals may not add up due to rounding

Goldcorp Mineral Resources

As of June 30th, 2018

		MEASURED			INDICATED			MEASURED & INDICATED			As of 06-30-2017
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Contained
Gold		*mt*	*g/t*	*m oz*	*mt*	*g/t*	*m oz*	*mt*	*g/t*	*m oz*	*m oz*
Alumbrera	37.5%	9.38	0.39	0.12	1.13	0.37	0.01	10.50	0.39	0.13	0.14
Caspiche	50.0%	310.05	0.57	5.65	391.75	0.47	5.97	701.80	0.51	11.62	11.62
Cerro Casale	50.0%	11.48	0.30	0.11	136.85	0.36	1.57	148.32	0.35	1.69	1.69
Cerro Negro	100.0%	1.12	4.53	0.16	6.34	5.35	1.09	7.46	5.23	1.25	1.18
Coffee	100.0%	1.81	1.22	0.07	22.24	0.94	0.67	24.05	0.96	0.74	0.78
Éléonore	100.0%	0.79	6.15	0.16	2.39	4.67	0.36	3.17	5.03	0.51	1.34
Musselwhite	100.0%	0.29	5.48	0.05	1.90	4.55	0.28	2.20	4.67	0.33	0.31
Noche Buena	50.0%	-	-	-	27.50	0.37	0.33	27.50	0.37	0.33	0.65
NuevaUnión	50.0%	0.19	0.47	0.00	26.42	0.85	0.72	26.62	0.85	0.72	0.61
Peñasquito	100.0%	94.03	0.25	0.76	104.77	0.24	0.81	198.80	0.25	1.57	2.35
Porcupine	100.0%	32.70	1.23	1.30	229.90	0.96	7.11	262.60	1.00	8.41	8.39
Pueblo Viejo	40.0%	5.18	2.39	0.40	62.61	2.47	4.97	67.79	2.46	5.37	5.27
Red Lake	100.0%	1.52	18.15	0.89	3.78	13.50	1.64	5.30	14.83	2.53	2.73
Totals		**468.54**	**0.64**	**9.67**	**1,017.57**	**0.78**	**25.53**	**1,486.11**	**0.74**	**35.20**	**37.05**
Silver		*mt*	*g/t*	*m oz*	*mt*	*g/t*	*m oz*	*mt*	*g/t*	*m oz*	*m oz*
Caspiche	50.0%	310.05	1.20	11.98	391.75	1.20	15.15	701.80	1.20	27.12	27.12
Cerro Casale	50.0%	11.48	1.19	0.44	136.85	1.06	4.66	148.32	1.07	5.10	5.10
Cerro Negro	100.0%	1.12	41.33	1.49	6.34	36.01	7.34	7.46	36.81	8.83	9.17
Noche Buena	50.0%	-	-	-	27.50	12.35	10.92	27.50	12.35	10.92	21.84
Peñasquito	100.0%	94.03	28.33	85.65	104.77	22.76	76.67	198.80	25.40	162.31	237.53
Pueblo Viejo	40.0%	5.18	14.25	2.37	62.61	13.61	27.40	67.79	13.66	29.77	26.14
Totals		**421.86**	**7.52**	**101.93**	**729.81**	**6.06**	**142.13**	**1,151.67**	**6.59**	**244.05**	**326.90**
Copper		*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*m lbs*
Alumbrera	37.5%	9.38	0.40	81.68	1.13	0.40	9.84	10.50	0.40	91.52	97.84
Caspiche	50.0%	277.10	0.23	1,405.07	363.95	0.18	1,444.27	641.05	0.20	2,849.34	2,849.34
Cerro Casale	50.0%	11.48	0.13	33.40	136.85	0.16	495.87	148.32	0.16	529.27	529.27
NuevaUnión	50.0%	66.41	0.24	344.34	191.03	0.36	1,513.28	257.44	0.33	1,857.62	1,847.89
Pueblo Viejo	40.0%	5.18	0.07	7.68	62.61	0.08	111.73	67.79	0.08	119.41	133.20
Totals		**369.55**	**0.23**	**1,872.17**	**755.56**	**0.21**	**3,574.99**	**1,125.10**	**0.22**	**5,447.16**	**5,457.54**
Lead		*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*m lbs*
Peñasquito	100.0%	89.88	0.29	579.65	95.86	0.29	609.99	185.74	0.29	1,189.63	1,270.51
Totals		**89.88**	**0.29**	**579.65**	**95.86**	**0.29**	**609.99**	**185.74**	**0.29**	**1,189.63**	**1,270.51**
Zinc		*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*m lbs*
Peñasquito	100.0%	89.88	0.59	1,161.20	95.86	0.49	1,044.22	185.74	0.54	2,205.42	2,858.13
Totals		**89.88**	**0.59**	**1,161.20**	**95.86**	**0.49**	**1,044.22**	**185.74**	**0.54**	**2,205.42**	**2,858.13**
Molybdenum		*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*mt*	*%*	*m lbs*	*m lbs*
NuevaUnión	50.0%	66.22	0.007	10.43	164.60	0.011	38.27	230.82	0.010	48.69	48.25
Totals		**66.22**	**0.007**	**10.43**	**164.60**	**0.011**	**38.27**	**230.82**	**0.010**	**48.69**	**48.25**

Goldcorp Mineral Resources

As of June 30th, 2018

Gold	Ownership	INFERRED			As of 06-30-2017
		Tonnage	Grade	Contained	Contained
		mt	g/t	m oz	m oz
Alumbrera	37.5%	0.34	0.31	0.00	0.01
Caspiche	50.0%	99.05	0.29	0.92	0.92
Cerro Casale	50.0%	247.72	0.38	3.00	3.00
Cerro Negro	100.0%	1.13	4.63	0.17	0.14
Coffee	100.0%	34.45	0.84	0.94	1.15
Éléonore	100.0%	3.19	5.76	0.59	1.99
Musselwhite	100.0%	5.17	5.19	0.86	1.17
Noche Buena	50.0%	2.47	0.22	0.02	0.03
NuevaUnión	50.0%	188.52	0.55	3.34	3.23
Peñasquito	100.0%	14.88	0.30	0.14	0.22
Porcupine	100.0%	113.03	1.03	3.74	3.69
Pueblo Viejo	40.0%	18.42	2.43	1.44	0.12
Red Lake	100.0%	4.93	15.10	2.39	4.35
Totals		**733.31**	**0.74**	**17.54**	**20.02**

Silver		mt	g/t	m oz	m oz
Caspiche	50.0%	99.05	0.91	2.91	2.91
Cerro Casale	50.0%	247.72	1.04	8.25	8.25
Cerro Negro	100.0%	1.13	25.04	0.91	0.85
Noche Buena	50.0%	2.47	8.08	0.64	1.28
Peñasquito	100.0%	14.88	13.47	6.44	14.25
Pueblo Viejo	40.0%	18.42	10.81	6.40	0.60
Totals		**383.67**	**2.07**	**25.56**	**28.14**

Copper		mt	%	m lbs	m lbs
Alumbrera	37.5%	0.34	0.21	1.56	5.04
Caspiche	50.0%	97.80	0.12	258.73	258.73
Cerro Casale	50.0%	247.72	0.19	1,046.80	1,046.80
NuevaUnión	50.0%	483.44	0.42	4,513.52	5,144.68
Pueblo Viejo	40.0%	18.42	0.09	34.88	0.91
Totals		**847.72**	**0.31**	**5,855.49**	**6,456.16**

Lead		mt	%	m lbs	m lbs
Peñasquito	100.0%	14.87	0.17	54.13	85.21
Totals		**14.87**	**0.17**	**54.13**	**85.21**

Zinc		mt	%	m lbs	m lbs
Peñasquito	100.0%	14.87	0.63	206.63	306.74
Totals		**14.87**	**0.63**	**206.63**	**306.74**

Molybdenum		mt	%	m lbs	m lbs
NuevaUnión	50.0%	294.92	0.013	83.97	88.20
Totals		**294.92**	**0.013**	**83.97**	**88.20**

Goldcorp June 30, 2018 Mineral Reserve and Mineral Resource Reporting Notes:

1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards, and in the case of the Alumbrera mine, the Ore Reserves have been estimated in accordance with the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101 (see below for definition). Except for properties or projects listed in note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this MD&A have been reviewed and approved by Patrick Garretson, SME Registered Member, Director, Resources and Reserves, Goldcorp, who is a qualified person as defined under NI 43-101.

2. All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.

3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Reserves and Mineral Resources are reported effective June 30, 2018, with the following conditions or exceptions:

   (i) Mineral Reserves and Mineral Resources for Pueblo Viejo are as per information set forth in the technical report entitled "Technical Report on the Pueblo Viejo Project, Sanchez Ramirez province, Dominican Republic" dated March 19, 2018, prepared by Rosmery Cardenas, B.Sc., P.Eng., RPA Principal Geologist, Hugo Miranda, MBA, ChMC(RM), RPA Principal Mining Engineer and Holger Krutzelmann, B.Sc., P.Eng., Associate Principal Metallurgist, with an effective date of December 31, 2017, which is available under the Company's profile on SEDAR at www.sedar.com.

   (ii) Mineral Reserves and Mineral Resources for the Cerro Casale Project are as per public information provided by Barrick Gold Corporation in its 2017-year end report and fourth quarter results report dated February 15, 2018 but have been adjusted to reflect Goldcorp's 50% ownership in the Norte Abierto joint venture, have an effective date of December 31, 2017 and were estimated under the supervision of Rick Sims, Vice President, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, formerly Senior Director, Life of Mine Planning, of Barrick.

   (iii) Mineral Resources for the Caspiche Project are as per public information provided by Exeter Resource Corporation in its 2016 Annual Information Form dated March 24, 2017 but have been adjusted to reflect Goldcorp's 50% ownership in the Norte Abierto joint venture. The Mineral Resource Estimate for the Caspiche Project with an effective date of April 11, 2012 was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd.

   (iv) Mineral Reserves and Mineral Resources for Alumbrera are as per public information provided by Glencore plc in its 2017 year end Resources and Reserves Report with an effective date of December 31, 2017 and have been prepared under the supervision of Flavio Montini who is an employee of Glencore plc.

   (v) For additional information on the 2017 Mineral Resources and Mineral Reserves included in the table above for comparative purposes only, which are effective as of June 30, 2017, please refer to Goldcorp's press release dated October 25, 2017.

5. Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $18.00 per ounce of silver, $2.75 per pound of copper, $0.95 per pound of lead, and $1.15 per pound of zinc, unless otherwise noted below:

(i)	Pueblo Viejo and Cerro Casale	Gold - US$1,200/oz.; Silver - US$16.50/oz.; Copper - US$2.75/lb.
(ii)	Alumbrera	Gold - US$1,250/oz; Copper - US$2.91/lb
(iii)	NuevaUnión	Gold – US$1,250/oz.; Copper - US$3.00/lb; Molybdenum - US$7.50/lb

6. Mineral Resources are estimated using US$ commodity prices of $1,400 per ounce of gold, $20 per ounce of silver, $3.00 per pound of copper, $1.05 per pound of lead, and $1.25 per pound of zinc, unless otherwise noted below;

(i)	Pueblo Viejo and Cerro Casale	Gold - US$1,500/oz; Silver - US$20.50/oz; Copper - US$3.50/lb
(ii)	Caspiche	Gold - US$1,250/oz; Silver - US$15.00/oz; Copper - US$2.75/lb
(iii)	NuevaUnión	Gold - US$1,250/oz; Copper - US$3.00/lb; Molybdenum – US$7.50/lb
(iv)	Alumbrera	Gold - US$1,250/oz; Copper - US$2.91/lb

APPENDIX

Table 1: Significant drill intercepts from Musselwhite (received in Q3-2018).

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
18-LNX-025	Lynx North	283.5	294.0	10.5	6.6	5.35
18-LNX-026	Lynx North	253.2	256.3	3.1	2.0	3.39
18-LNX-027	Lynx North	223.7	230.3	6.6	4.9	10.31
18-LNX-029	Lynx North	198.9	202.0	3.1	2.8	5.36
18-LNX-030	Lynx North	194.7	201.9	7.2	6.8	9.24
18-LNX-031	Lynx North	208.8	219.1	10.3	9.4	6.06
18-LNX-032	Lynx North	217.3	229.0	11.7	10.3	6.68
18-LNX-033	Lynx North	240.4	243.6	3.2	1.9	19.21
18-LNX-034	Lynx North	256.8	257.5	0.7	0.4	2.47
18-LNX-048	Lynx North	207.7	209.5	1.8	1.4	4.84
18-LNX-052	Lynx North	228.5	238.5	10.0	7.9	6.44
18-NSD-001	PQE-C Block	1902.9	1908.7	5.8	4.2	1.90
18-NSD-003	PQE-X	1784.7	1785.3	0.6	0.5	116.88
18-NSD-003	PQE-C Block	1888.7	1908.2	19.5	13.1	1.48
18-NSD-004	PQE-C Block	1880.3	1893.4	13.1	9.8	5.05
18-NSD-005	PQE-C Block	1845.2	1859.3	14.1	9.2	10.92
18-NSD-005	PQE-C2	1862.9	1869.0	6.1	3.8	6.81

Footnotes:

1. Data is for the quarter ended September 30, 2018.

2. All gold values are uncut.

3. True widths are estimated based on drill angle and interpreted geometry of mineralization.

4. All samples were submitted for analysis to Activation Laboratories in Dryden, Ontario, Canada. All samples were analyzed using a 30g charge fire assay with AA finish. Samples over 10ppm gold were reanalyzed using gravimetric finish. One in 20 samples was blank and one in 20 samples was certified reference material.

5. Katie McCormack, P.Geo, Geology Manager, Musselwhite, is the Qualified Person responsible for the Musselwhite Exploration program.

Table 2: Significant drill intercepts from Cerro Negro (received in Q3-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t	Ag g/t
SDD-18011	BO	413.00	414.00	1.00	*	7.87	4.05
SDD-18016	BO	444.85	446.10	1.25	*	10.91	82.81
ERC-18007	EKW-EKN	231.00	232.00	1.00	*	6.10	67.20
MDD-18029	Mara	330.00	330.40	0.40	*	9.41	8.71
MDD-18031	Mara	54.00	55.00	1.00	*	11.01	512.45
MDD-18042	Mara	289.40	290.30	0.90	*	7.88	1048.20
SDD-18015	Ricarda	277.50	286.75	9.25	*	5.28	28.55

SDD-18015	Ricarda	320.50	324.40	3.90	*	11.53	22.86
SRD-18007	San Marcos	385.00	386.20		0.65	5.12	18.20
SDD-18022	San Marcos Sur	489.40	490.20	0.80	*	5.59	27.67
SRC-18021	San Marcos Sur	421.00	422.00	1.00	*	9.76	8.56
SCDD-18178	Silica Cap	280.35	280.80		0.32	8.29	17.19
SCDD-18180	Silica Cap	155.00	156.65	1.65	*	42.49	26.66

Footnotes:

1. Data is for the quarter ended September 30, 2018.

2. All gold values are uncut. NSV = no significant value

3. True widths are estimated based on drill angle and interpreted geometry of mineralization (*apparent width, true width undetermined).

4. Details of analytical procedures including quality assurance / quality control can be found in the 2016 Technical Report filed on Sedar

5. Cesar Riveros-MAusIMM (CP Geo), Exploration Superintendant, Cerro Negro is the Qualified Person responsible for the Cerro Negro Exploration program.

Table 3: Significant drill intercepts from Peñasquito (received in Q3-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t	Ag g/t	Zn (%)	Pb (%)
SC-01-18	Santa Cruz	14.00	108.00	94.00	*	0.27	4.65	0.03	0.02
SC-01-18	Santa Cruz	156.00	226.00	70.00	*	0.21	1.15	0.02	0.01
SC-01-18	Santa Cruz	350.00	414.00	64.00	*	0.27	1.60	0.01	0.00
SC-01-18	Santa Cruz	534.00	562.00	76.00	*	2.28	203.49	0.66	0.24
SC-01-18	Santa Cruz	590.00	722.00	132.00	*	1.36	115.04	0.38	0.14
SC-02-18	Santa Cruz	550.00	560.00	10.00	*	0.23	129.30	0.18	0.67
SRD-28B-18	Santa Rosa	550.00	576.00	26.00	*	2.92	0.96	0.00	0.00
SRD-28B-18	Santa Rosa	610.00	636.00	26.00	*	0.71	0.45	0.01	0.00
SRD-28B-18	Santa Rosa	738.00	752.00	14.00	*	0.49	1.01	0.01	0.00

Footnotes:

1. Data is for the quarter ended September 30, 2018.

2. All gold values are uncut. NSV = no significant value

3. True widths are estimated based on drill angle and interpreted geometry of mineralization (*apparent width, true width undetermined).

4. Details of analytical procedures including quality assurance / quality control can be found in the 2018 Technical Report filed on Sedar

5. Iain Kelso, P.Geo, Director Exploration Latam, is the Qualified Person responsible for the Peñasquito Exploration program.

Table 4: Significant drill intercepts from Porcupine Gold Mines (received in Q3-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
23753	S1	284.9	286.9	2.0	1.8	201.00
23754	S1	229.6	232.6	3.0	2.6	49.00
And	S1SS	238.5	239.0	0.5	0.4	193.00
23755	S1	247.2	251.4	4.2	3.6	12.60
23756	S1	265.3	274.3	9.0	7.8	76.50
23757	S1	286.3	286.6	0.3	0.3	17.60
23758	S1	222.9	224.5	1.6	1.4	53.00

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
And	S1SS	236.9	237.3	0.4	0.4	656.00
23759	S1	223.1	225.6	2.5	2.2	15.60
23760	S1	225.6	227.0	1.4	1.2	73.90
23761	S1					NSV
23762	S1	266.4	267.0	0.6	0.5	2.72

Footnotes:

1. Data is for the quarter ended September 30, 2018.

2. All gold values are uncut.

3. True widths are estimated based on drill angle and interpreted geometry of mineralization.

4. All samples were submitted to ALS Timmins for preparation and analysis. All samples were analyzed using 50g charge fire assay with AA finish or gravimetric for results over 10.0 g/t. Batches were run in groups of 20 samples, inserting one blank, one standard, and one duplicate selected from coarse reject.

5. Chris Osiowy, P.Geo, Exploration Manager at PGM is the QP responsible for the PGM exploration programs

Table 5: Significant drill intercepts from Red Lake (received in Q3-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
30L1765	Norseman	139.0	143.0	4.1	3.1	80.93
31L932	Twin Otter	185.2	185.9	0.8	0.5	20.97
31L932	Twin Otter	189.7	190.6	0.9	0.6	28.86
31L943	Snowbird	59.7	61.6	1.8	1.5	19.93
31L943	Snowbird	63.4	64.0	0.6	0.5	60.52
D142106	H.G. Young Main	302.4	304.7	2.3	2.1	17.97
D142106	H.G. Young Main	320.1	320.4	0.3	0.3	232.71
D142124	H.G. Young Main	224.6	225.4	0.8	0.7	106.21
D142124	H.G. Young Main	262.1	262.4	0.3	0.1	439.02
D142126	H.G. Young Main	211.0	211.2	0.2	0.2	312.87
D142127	H.G. Young Main	258.6	258.8	0.3	0.3	275.00
D142131	H.G. Young Main	1.8	2.7	0.9	0.8	39.40
D142137	H.G. Young Main	221.0	222.2	1.2	0.9	93.35
D142142	H.G. Young Main	366.9	370.0	3.2	2.4	14.37
D142158	H.G. Young Main	211.6	214.0	2.4	1.7	116.39
Including	H.G. Young Main	212.8	213.1	0.3	0.2	431.13
Including	H.G. Young Main	213.7	214.0	0.3	0.2	272.93
D142158	H.G. Young Main	219.5	219.9	0.4	0.4	78.40
D142158	H.G. Young Main	220.3	220.7	0.4	0.3	148.65

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
DS1591	H.G. Young Main	344.7	345.2	0.5	0.4	82.87

Footnotes:

1. Data is for the quarter ended September 30, 2018.

2. All gold values are uncut.

3. True widths are estimated based on drill angle and interpreted geometry of mineralization.

4. All samples were submitted for analysis to Activation Laboratories in Thunder Bay, Ontario, Canada. All samples were analyzed using a 30g charge fire assay with AA finish. Samples over 10ppm gold were reanalyzed using 30g fire assay with gravimetric finish. One in 20 samples was blank, one in 20 samples was a certified reference material and one in 20 samples was a field duplicate.

5. Maura Kolb, P.Geo, Exploration Manager, Red Lake, is the Qualified Person responsible for the Red Lake Exploration program.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

Cautionary Note Regarding Reserves and Resources:

Scientific and technical information contained in this press release relating to Mineral Reserves and Mineral Resources was reviewed and approved by Patrick Garretson, SME, Registered Member, Director, Resources and Reserves for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Scientific and technical information in this press release relating to Canadian exploration results was reviewed and approved by Tim Smith, MSc, P.Geo., Director Exploration Canada for Goldcorp, and a "qualified person" as defined by NI 43-101. Scientific and technical information in this press release relating to Latin American exploration results was reviewed and approved by Iain Kelso, P.Geo., Director Exploration Latam for Goldcorp, and a "qualified person" as defined by NI 43-101.   All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Goldcorp's annual information form for the year ended December 31, 2017 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com:

1. Technical report entitled "Red Lake Operations, Ontario Canada, NI 43-101 Technical Report" dated effective December 31, 2015.
2. Technical report entitled "Cerro Negro Operations, Santa Cruz Province, Argentina, NI 43-101 Technical Report" dated effective December 31, 2015.
3. Technical report entitled "Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report" dated effective June 30, 2018.
4. Technical report entitled "Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report" dated effective December 31, 2015.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Reserve and Mineral Resource estimates contained in this press release have been prepared in accordance with the requirements of the Canadian securities laws, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards"). U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, zinc, copper and lead, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.